EMERALD HEALTH BIOCEUTICALS INC.
November 1, 2017

Stuart Hutchinson
1394 Tributary Ct
Fort Collins, CO 80521

Dear Stuart:

We are pleased to confirm our offer to have you join Emerald Health Bioceuticals Inc. (the “Company”) in the position of VP of Sales, effective November 29, 2017. You will report directly to the Chief Executive Officer and devote your full productive time to performing services to the Company.

Your initial annual salary will be $180,000, less applicable tax and other withholdings and payable in accordance with the Company’s standard policies as in effect from time to time. Either management or the Board of Directors of the Company will review your compensation by March 31, 2018 and from time to time thereafter. All compensation paid to you shall be subject applicable withholding.

In addition to your salary, you will be entitled to the benefits of similarly situated employees as those policies are developed and amended by the Company.

This offer of employment is valid until the close of business on November 29, 2017. Please let us know of your decision to join the Company by signing a copy of this offer letter and returning it to us not later than November 29, 2017. Your offer is contingent upon (1) your signing of the enclosed Employee Proprietary Information and Invention Assignment Agreement, (2) your signing of the enclosed Employee Arbitration Agreement, and (3) your providing proof of your eligibility to work in the United States.

The Company is an “at-will” employer. That means that you and the Company have the right to terminate the employment relationship at any time, with or without advance notice, and with or without cause. Employees also may be demoted or disciplined and the terms of their employment may be altered at any time, with or without cause, at the discretion of the Company. No one other than an officer of the Company has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any agreement contrary to this policy, and any such agreement must be in writing and must be signed by an officer of the Company and by the affected employee.

Except upon the prior written consent of an authorized representative of the Company, you will not (i) accept any other employment, or (ii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that is or may be in conflict with, or that might place you in a conflicting position to that of, the Company.

    You also must establish your identity and authorization to work as required by the Immigration Reform and Control Act of 1986 (“IRCA”). Enclosed is a copy of theEmployment Verification Form (I-9), with instructions required by IRCA. Please review this document and bring the appropriate original documentation on your first day of work.

The Company has a firm policy against its employees using any trade secrets or other proprietary information of third parties in the course of performing their duties for the Company. During your employment with the Company, you may not disclose to the Company or use, or induce the Company to use, any trade secrets or other proprietary information of others, including your prior employers.

The Company is an organization that is building an outstanding reputation for exciting, innovative and quality technology. Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the Company’s team.

Sincerely,

EMERALD HEALTH BIOCEUTICALS INC.

/s/Jill Broadfoot
Jill Broadfoot, Chief Financial Officer

ACCEPTED AND AGREED:

/s/Stuart Hutchinson
Stuart Hutchinson

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